UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM

(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 554 757 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

22 January 2014

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

REPUBLISHED FINANCIAL AND SUPPLEMENTARY INFORMATION

BHP Billiton today republished financial and supplementary information for the year ended 30 June 2013 and half year ended 31 December 2012 to restate for the effects of new accounting standards and interpretations, and other changes in accounting policy, which came into effect from 1 July 2013.

BHP Billiton’s financial results for the half year ended 31 December 2013 will be reported on 18 February 2014.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan

Company Secretary

BHP Billiton Limited

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

bhpbilliton
resourcing the future
BHP Billiton Group
Republished financial information
For the year ended 30 June 2013 and
half year ended 31 December 2012

BHP Billiton republished financial information

Basis of preparation of restated financial information

This financial information for the year ended 30 June 2013 and half year ended 31 December 2012 for the BHP Billiton Group (the Group) is not audited and has been prepared to restate previously published information for the effects of new accounting standards and interpretations which became effective in the financial year commencing from 1 July 2013; and to restate for the effects of other voluntary changes in accounting policy. The changes reflected in the attached restated financial information are as follows:

•	Consolidation of Minera Escondida Limitada (Escondida). Escondida was previously accounted for on a proportionate consolidation basis whereby the Group recognised its 57.5 per cent share of Escondida’s revenue, expenses, assets, liabilities and cash flows in its financial statements. On adoption of IFRS 10/AASB 10 ‘Consolidated Financial Statement’, the replacement for IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’, Escondida became a controlled entity of the Group. As a result, the restated financial information consolidates 100 per cent of Escondida’s revenue, expenses, assets, liabilities and cash flows and recognises a 42.5 per cent non-controlling interest in Escondida’s profit and net assets. Upon transition to IFRS 10 on 1 July 2011, an increase in Total Equity of US$2,226 million was recorded on the initial recognition of the non-controlling interests at that date. No other entities which were previously not consolidated under IAS 27 have been determined to be controlled under IFRS 10.

•	The application of equity accounting rather than proportionate consolidation for the following investments in joint ventures and associates:

•	Compania Minera Antamina SA;

•	Carbones del Cerrejon LLC;

•	Newcastle Coal Infrastructure Group Pty Limited;

•	Cleopatra Gas Gathering Company LLC;

•	Caesar Oil Pipeline Company LLC;

•	Samarco Mineracao SA; and

•	Richards Bay Minerals.

The application of equity accounting for these entities arises from IFRS 11/AASB 11 ‘Joint Arrangements’, which replaces IAS 31 ‘Joint Ventures’, and consequential amendments to IAS 28 ‘Investments in Associates and Joint Ventures’. IFRS 11 modifies the accounting for joint arrangements by changing the definition of joint control; and by creating a distinction between joint ventures and joint operations. Joint ventures are entities in which the Group has rights only to the net assets of the arrangement, rather than rights to the underlying assets and obligations for the liabilities of the arrangement. As a result of these changes, the Group no longer has joint control over certain investments, while other investments are now classified as joint ventures rather than joint operations. In both situations, the investment must be accounted for using equity accounting and the Group can no longer recognise its proportionate share of the revenue, expenses, assets, liabilities and cash flows of each entity. Instead the Group recognises:

•	its share of net assets on a single line, ‘Investments accounted for using the equity method’, in the Consolidated Balance Sheet;

•	its share of net profit on a single line, ‘Share of operating profit/(loss) of equity accounted investments’, in the Consolidated Income Statement; and

•	cash flows as ‘Dividends received from equity accounted investments’ in the Consolidated Cash Flow Statement.

Transition to IFRS 11 and revised IAS 28 on 1 July 2011 has resulted in an increase in net assets of US$480 million, reflecting the derecognition of the Group’s share of losses of certain equity accounted investments which exceeded the carrying amount of its interests in those equity accounted investments on transition date. Shares of profits earned after transition date by these loss-making equity accounted investments are not recognised until the previously unrecognised losses have been recouped.

•	Adoption of a “component” approach to the accounting for production stripping costs, rather than a “life of mine” approach, in accordance with the requirements of IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’. The Assets affected by the adoption of IFRIC 20 include Escondida, Western Australia Iron Ore, Nickel West and EKATI. IFRIC 20 applies to waste removal (stripping) costs incurred during the production phase of a surface mine and modifies the accounting for production stripping, compared to life of mine accounting, as follows:

•	requires an entity to recognise a production stripping asset only when:

•	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured reliably.

•	mandates that stripping activity assets be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The units of production method shall be applied unless another method is more appropriate; and

•	provides principles to follow in the determination of the adjustment on transition.

The Group has determined a component to be that part of the ore body that is directly accessible as a result of the stripping activity. Depending on the ore body and associated mine plan, each pushback or phase identified in the mine plan will generally constitute a separate component. Before introduction of IFRIC 20, the Group’s accounting for production stripping costs was based on common industry practice in compliance with IFRS principles, using life of mine strip ratios to determine the extent to which stripping costs were capitalised or expensed.

2

BHP Billiton republished financial information

At the Group’s transition date of 1 July 2011, the net book value of deferred stripping balances for all surface mines was US$2,125 million, after adjusting for the impact of IFRS 10 and 11 as set out above. Application of IFRIC 20 to the Group has resulted in a transition adjustment to reduce the deferred stripping asset by US$1,797 million with a corresponding decrease in net deferred tax liabilities of US$524 million and a decrease in opening total equity of US$1,273 million.

•	Reclassification of certain acquired exploration properties as intangible assets rather than tangible assets forming part of property, plant and equipment. The Group has changed its Exploration and Evaluation expenditure policy from 1 July 2013 such that only those acquired exploration leases which can be reasonably associated with known resources (for mineral leases) or known reserves (for petroleum leases) are classified as a tangible asset. All other acquired exploration leases are now classified as an intangible asset. This has resulted in reclassification of capitalised exploration expenditure from Property, plant and equipment to Intangible assets. Prior period comparative information has been restated for consistent presentation with the current period.

•	Changes to the presentation of financial income and financial expenses arising from employee benefit plans following amendments to IAS 19/AASB 119 ‘Employee Benefits’. Previously, ‘Expected return on pension scheme assets’ and ‘Discounting on post-retirement employee benefits’ were reported as separate components of ‘Financial income’ and ‘Financial expenses’ respectively. They are now replaced by a single item ‘Net interest expense (income) on post-retirement employee benefits’ which represents the change in the defined benefit obligation and the plan assets as a result of the passage of time.

3

BHP Billiton republished financial information

Consolidated Income Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published	Restatements				Year ended 30 June 2013 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M

Revenue
Group production	63,203	3,744	(3,880)	—	—	63,067
Third party products	2,765	(108)	229	—	—	2,886

Revenue	65,968	3,636	(3,651)	—	—	65,953
Other income	4,130	10	(193)	—	—	3,947
Expenses excluding net finance costs	(50,873)	(1,889)	1,909	813	—	(50,040)
Share of operating profit/(loss) of equity accounted investments	—	—	1,065	77	—	1,142

Profit from operations	19,225	1,757	(870)	890	—	21,002

Comprising:
Group production	19,104	1,755	(874)	890	—	20,875
Third party products	121	2	4	—	—	127

	19,225	1,757	(870)	890	—	21,002

Financial income	169	—	31	—	(92)	108
Financial expenses	(1,522)	(14)	60	—	92	(1,384)

Net finance costs	(1,353)	(14)	91	—	—	(1,276)

Profit before taxation	17,872	1,743	(779)	890	—	19,726

Income tax expense	(5,641)	(384)	518	(207)	—	(5,714)
Royalty related taxation (net of income tax benefit)	(1,156)	(85)	55	(6)	—	(1,192)

Total taxation expense	(6,797)	(469)	573	(213)	—	(6,906)

Profit after taxation	11,075	1,274	(206)	677	—	12,820

Attributable to non-controlling interests	199	1,274	(8)	132	—	1,597
Attributable to members of BHP Billiton Group	10,876	—	(198)	545	—	11,223

Earnings per ordinary share (basic) (US cents)	204.4	—	(3.7)	10.2	—	210.9
Earnings per ordinary share (diluted) (US cents)	203.7	—	(3.7)	10.2	—	210.2

Dividends per ordinary share – paid during the period (US cents)	114.0	—	—	—	—	114.0
Dividends per ordinary share – declared in respect of the period (US cents)	116.0	—	—	—	—	116.0

4

BHP Billiton republished financial information

Consolidated Balance Sheet as at 30 June 2013

	As at 30 June 2013 As published	Restatements				As at 30 June 2013 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M

ASSETS
Current assets
Cash and cash equivalents	6,060	95	(478)	—	—	5,677
Trade and other receivables	6,728	280	(698)	—	—	6,310
Other financial assets	159	1	1	—	—	161
Inventories	5,822	522	(296)	(227)	—	5,821
Assets classified as held for sale	286	—	—	—	—	286
Current tax assets	327	—	(60)	—	—	267
Other	404	44	(17)	—	—	431

Total current assets	19,786	942	(1,548)	(227)	—	18,953

Non-current assets
Trade and other receivables	1,579	(4)	423	—	—	1,998
Other financial assets	1,698	1	20	—	—	1,719
Investments accounted for using the equity method	—	—	3,545	130	—	3,675
Inventories	622	—	(3)	—	—	619
Property, plant and equipment	102,927	3,793	(5,452)	(430)	(273)	100,565
Intangible assets	5,226	1	(4)	—	273	5,496
Deferred tax assets	6,136	—	(147)	80	—	6,069
Other	135	—	(51)	—	—	84

Total non-current assets	118,323	3,791	(1,669)	(220)	—	120,225

Total assets	138,109	4,733	(3,217)	(447)	—	139,178

LIABILITIES
Current liabilities
Trade and other payables	10,881	280	(301)	—	—	10,860
Interest bearing liabilities	5,303	28	(243)	—	—	5,088
Liabilities classified as held for sale	220	—	—	—	—	220
Other financial liabilities	217	2	(9)	—	—	210
Current tax payable	1,148	25	(15)	—	—	1,158
Provisions	2,395	65	(88)	—	—	2,372
Deferred income	208	22	1	—	—	231

Total current liabilities	20,372	422	(655)	—	—	20,139

Non-current liabilities
Trade and other payables	293	—	(7)	—	—	286
Interest bearing liabilities	29,862	424	(2,187)	—	—	28,099
Other financial liabilities	582	—	—	—	—	582
Deferred tax liabilities	6,469	323	(346)	(134)	—	6,312
Provisions	8,237	123	(182)	—	—	8,178
Deferred income	259	—	32	—	—	291

Total non-current liabilities	45,702	870	(2,690)	(134)	—	43,748

Total liabilities	66,074	1,292	(3,345)	(134)	—	63,887

Net assets	72,035	3,441	128	(313)	—	75,291

EQUITY
Share capital – BHP Billiton Limited	1,186	—	—	—	—	1,186
Share capital – BHP Billiton Plc	1,069	—	—	—	—	1,069
Treasury shares	(540)	—	—	—	—	(540)
Reserves	1,970	—	—	—	—	1,970
Retained earnings	66,979	—	128	(125)	—	66,982

Total equity attributable to members of BHP Billiton Group	70,664	—	128	(125)	—	70,667

Non-controlling interests	1,371	3,441	—	(188)	—	4,624

Total equity	72,035	3,441	128	(313)	—	75,291

5

BHP Billiton republished financial information

Consolidated Cash Flow Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published	Restatements				Year ended 30 June 2013 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M
Operating activities
Profit before taxation	17,872	1,743	(779)	890	—	19,726
Adjustments for:
Non-cash exceptional items	1,867	—	161	(135)	—	1,893
Depreciation and amortisation expense	6,945	223	(202)	65	—	7,031
Net gain on sale of non-current assets	(46)	—	—	—	—	(46)
Impairments of property, plant and equipment, financial assets and intangibles	311	19	—	—	—	330
Employee share awards expense	210	—	—	—	—	210
Net finance costs	1,353	14	(91)	—	—	1,276
Profit from equity accounted investments	—	—	(1,065)	(77)	—	(1,142)
Other	(344)	35	30	258	—	(21)
Changes in assets and liabilities:
Trade and other receivables	780	118	139	—	—	1,037
Inventories	(47)	(116)	17	76	—	(70)
Trade and other payables	(557)	(164)	(46)	—	—	(767)
Net other financial assets and liabilities	122	(4)	1	—	—	119
Provisions and other liabilities	(817)	8	26	—	—	(783)

Cash generated from operations	27,649	1,876	(1,809)	1,077	—	28,793
Dividends received	13	—	(2)	—	—	11
Dividends received from equity accounted investments	—	—	710	—	—	710
Interest received	79	—	61	—	—	140
Interest paid	(963)	(11)	48	—	—	(926)
Income tax refunded	—	—	—	—	—	—
Income tax paid	(7,589)	(360)	331	—	—	(7,618)
Royalty related taxation paid	(937)	(78)	59	—	—	(956)

Net operating cash flows	18,252	1,427	(602)	1,077	—	20,154

Investing activities
Purchases of property, plant and equipment	(21,573)	(940)	1,347	(1,077)	—	(22,243)
Exploration expenditure	(1,326)	(30)	6	—	—	(1,350)
Exploration expenditure expensed and included in operating cash flows	1,022	30	(7)	—	—	1,045
Purchase of intangibles	(400)	—	—	—	—	(400)
Investment in financial assets	(338)	—	(136)	—	—	(474)
Investment in subsidiaries, operations and joint operations, net of their cash	—	—	—	—	—	—
Investment in equity accounted investments	—	—	(84)	—	—	(84)

Cash outflows from investing activities	(22,615)	(940)	1,126	(1,077)	—	(23,506)
Proceeds from sale of property, plant and equipment	2,338	—	—	—	—	2,338
Proceeds from financial assets	204	(11)	47	—	—	240
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	2,202	—	(1,700)	—	—	502
Proceeds from sale or partial sale of equity accounted investments	—	—	1,700	—	—	1,700

Net investing cash flows	(17,871)	(951)	1,173	(1,077)	—	(18,726)

Financing activities
Proceeds from interest bearing liabilities	9,961	245	(1,049)	—	—	9,157
Proceeds from debt related instruments	14	—	—	—	—	14
Repayment of interest bearing liabilities	(2,580)	(28)	594	—	—	(2,014)
Proceeds from ordinary shares	21	—	—	—	—	21
Contributions from non-controlling interests	73	—	—	—	—	73
Purchase of shares by ESOP Trusts	(445)	—	—	—	—	(445)
Dividends paid	(6,167)	—	—	—	—	(6,167)
Dividends paid to non-controlling interests	(55)	(782)	—	—	—	(837)

Net financing cash flows	822	(565)	(455)	—	—	(198)

Net increase/(decrease) in cash and cash equivalents	1,203	(89)	116	—	—	1,230
Cash and cash equivalents, net of overdrafts, at beginning of period	4,881	186	(613)	—	—	4,454
Effect of foreign currency exchange rate changes on cash and cash equivalents	(34)	(2)	19	—	—	(17)

Cash and cash equivalents, net of overdrafts, at end of period	6,050	95	(478)	—	—	5,667

6

BHP Billiton republished financial information

Consolidated Income Statement for the half year ended 31 December 2012

	Half year ended 31 Dec 2012 As published	Restatements				Half year ended 30 Dec 2012 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M

Revenue
Group production	30,735	1,918	(2,167)	—	—	30,486
Third party products	1,469	(33)	144	—	—	1,580

Revenue	32,204	1,885	(2,023)	—	—	32,066
Other income	2,110	5	(169)	—	—	1,946
Expenses excluding net finance costs	(27,309)	(914)	984	536	—	(26,703)
Share of operating profit/(loss) of equity accounted investments	—	—	621	40	—	661

Profit from operations	7,005	976	(587)	576	—	7,970

Comprising:
Group production	6,946	974	(588)	576	—	7,908
Third party products	59	2	1	—	—	62

	7,005	976	(587)	576	—	7,970

Financial income	77	1	22	—	(42)	58
Financial expenses	(621)	(16)	21	—	42	(574)

Net finance costs	(544)	(15)	43	—	—	(516)

Profit before taxation	6,461	961	(544)	576	—	7,454

Income tax expense	(1,629)	(236)	336	(127)	—	(1,656)
Royalty related taxation (net of income tax benefit)	(533)	(50)	33	(3)	—	(553)

Total taxation expense	(2,162)	(286)	369	(130)	—	(2,209)

Profit after taxation	4,299	675	(175)	446	—	5,245

Attributable to non-controlling interests	61	675	(8)	84	—	812
Attributable to members of BHP Billiton Group	4,238	—	(167)	362	—	4,433

Earnings per ordinary share (basic) (US cents)	79.6	—	(3.1)	6.8	—	83.3
Earnings per ordinary share (diluted) (US cents)	79.4	—	(3.1)	6.7	—	83.0

Dividends per ordinary share – paid during the period (US cents)	57.0	—	—	—	—	57.0
Dividends per ordinary share – declared in respect of the period (US cents)	57.0	—	—	—	—	57.0

7

BHP Billiton republished financial information

Consolidated Balance Sheet as at 31 December 2012

	As at 31 Dec 2012 As published	Restatements				As at 31 Dec 2012 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M

ASSETS
Current assets
Cash and cash equivalents	5,086	195	(502)	—	—	4,779
Trade and other receivables	7,719	313	(733)	—	—	7,299
Other financial assets	183	7	—	—	—	190
Inventories	6,571	471	(300)	(194)	—	6,548
Assets classified as held for sale	1,089	—	—	—	—	1,089
Current tax assets	211	—	(43)	—	—	168
Other	499	101	(11)	—	—	589

Total current assets	21,358	1,087	(1,589)	(194)	—	20,662

Non-current assets
Trade and other receivables	1,498	(5)	384	—	—	1,877
Other financial assets	2,135	5	34	—	—	2,174
Investments accounted for using the equity method	—	—	3,425	92	—	3,517
Inventories	431	—	(4)	—	—	427
Property, plant and equipment	97,540	3,404	(5,018)	(739)	(348)	94,839
Intangible assets	5,207	1	(4)	—	348	5,552
Deferred tax assets	5,347	—	(115)	123	—	5,355
Other	169	—	(54)	—	—	115

Total non-current assets	112,327	3,405	(1,352)	(524)	—	113,856

Total assets	133,685	4,492	(2,941)	(718)	—	134,518

LIABILITIES
Current liabilities
Trade and other payables	10,740	194	(262)	—	—	10,672
Interest bearing liabilities	3,650	76	(218)	—	—	3,508
Liabilities classified as held for sale	425	—	—	—	—	425
Other financial liabilities	112	12	(16)	—	—	108
Current tax payable	1,145	53	(48)	—	—	1,150
Provisions	2,505	91	(83)	—	—	2,513
Deferred income	293	3	2	—	—	298

Total current liabilities	18,870	429	(625)	—	—	18,674

Non-current liabilities
Trade and other payables	402	—	(12)	—	—	390
Interest bearing liabilities	31,835	178	(2,010)	—	—	30,003
Other financial liabilities	101	3	—	—	—	104
Deferred tax liabilities	5,177	353	(296)	(174)	—	5,060
Provisions	8,837	117	(186)	—	—	8,768
Deferred income	286	—	30	—	—	316

Total non-current liabilities	46,638	651	(2,474)	(174)	—	44,641

Total liabilities	65,508	1,080	(3,099)	(174)	—	63,315

Net assets	68,177	3,412	158	(544)	—	71,203

EQUITY
Share capital – BHP Billiton Limited	1,186	—	—	—	—	1,186
Share capital – BHP Billiton Plc	1,069	—	—	—	—	1,069
Treasury shares	(549)	—	—	—	—	(549)
Reserves	1,929	—	—	—	—	1,929
Retained earnings	63,299	—	158	(308)	—	63,149

Total equity attributable to members of BHP Billiton Group	66,934	—	158	(308)	—	66,784

Non-controlling interests	1,243	3,412	—	(236)	—	4,419

Total equity	68,177	3,412	158	(544)	—	71,203

8

BHP Billiton republished financial information

Consolidated Cash Flow Statement for the half year ended 31 December 2012

	Half year ended 31 Dec 2012 As published	Restatements				Half year ended 31 Dec 2012 Restated
	US$M	IFRS10	IFRS11	IFRIC20	Other	US$M
Operating activities
Profit before taxation	6,461	961	(544)	576	—	7,454
Adjustments for:
Non-cash exceptional items	2,742	—	161	(135)	—	2,768
Depreciation and amortisation expense	3,365	104	(115)	8	—	3,362
Net gain on sale of non-current assets	(23)	—	—	—	—	(23)
Impairments of property, plant and equipment, financial assets and intangibles	97	—	—	—	—	97
Employee share awards expense	103	—	—	—	—	103
Net finance costs	544	15	(43)	—	—	516
Profit from equity accounted investments	—	—	(621)	(40)	—	(661)
Other	(198)	—	34	109	—	(55)
Changes in assets and liabilities:
Trade and other receivables	(75)	(2)	168	—	—	91
Inventories	(584)	(66)	21	44	—	(585)
Trade and other payables	(552)	(275)	(11)	—	—	(838)
Net other financial assets and liabilities	28	—	(1)	—	—	27
Provisions and other liabilities	(434)	11	15	—	—	(408)

Cash generated from operations	11,474	748	(936)	562	—	11,848
Dividends received	10	—	(1)	—	—	9
Dividends received from equity accounted investments	—	—	349	—	—	349
Interest received	36	1	40	—	—	77
Interest paid	(436)	(3)	5	—	—	(434)
Income tax refunded	—	—	—	—	—	—
Income tax paid	(4,318)	(162)	203	—	—	(4,277)
Royalty related taxation paid	(364)	(35)	—	—	—	(399)

Net operating cash flows	6,402	549	(340)	562	—	7,173

Investing activities
Purchases of property, plant and equipment	(11,522)	(342)	796	(562)	—	(11,630)
Exploration expenditure	(671)	(9)	3	—	—	(677)
Exploration expenditure expensed and included in operating cash flows	548	9	(3)	—	—	554
Purchase of intangibles	(234)	—	—	—	—	(234)
Investment in financial assets	(210)	—	(86)	—	—	(296)
Investment in subsidiaries, operations and joint operations, net of their cash	—	—	—	—	—	—
Investment in equity accounted investments	—	—	(48)	—	—	(48)

Cash outflows from investing activities	(12,089)	(342)	662	(562)	—	(12,331)
Proceeds from sale of property, plant and equipment	523	1	(9)	—	—	515
Proceeds from financial assets	190	(6)	47	—	—	231
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	1,700	—	(1,700)	—	—	—
Proceeds from sale or partial sale of equity accounted investments	—	—	1,700	—	—	1,700

Net investing cash flows	(9,676)	(347)	700	(562)	—	(9,885)

Financing activities
Proceeds from interest bearing liabilities	7,770	127	(902)	—	—	6,995
Proceeds from debt related instruments	11	—	—	—	—	11
Repayment of interest bearing liabilities	(945)	(109)	660	—	—	(394)
Proceeds from ordinary shares	8	—	—	—	—	8
Contributions from non-controlling interests	42	—	—	—	—	42
Purchase of shares by ESOP Trusts	(348)	—	—	—	—	(348)
Dividends paid	(3,065)	—	—	—	—	(3,065)
Dividends paid to non-controlling interests	(11)	(212)	—	—	—	(223)

Net financing cash flows	3,462	(194)	(242)	—	—	3,026

Net increase in cash and cash equivalents	188	8	118	—	—	314
Cash and cash equivalents, net of overdrafts, at beginning of period	4,881	186	(613)	—	—	4,454
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1)	1	(7)	—	—	(7)

Cash and cash equivalents, net of overdrafts, at end of period	5,068	195	(502)	—	—	4,761

9

bhpbilliton
resourcing the future
BHP Billiton Group
Republished supplementary information
For the year ended 30 June 2013 and
half year ended 31 December 2012

BHP Billiton republished supplementary financial information

Republished supplementary financial information for the year ended 30 June 2013 and the half year ended 31 December 2012

This supplementary financial information for the year ended 30 June 2013 and half year ended 31 December 2012 for the BHP Billiton Group (the Group) is not audited and has been prepared to restate previously published information for the effects of new accounting standards and interpretations which became effective in the financial year commencing from 1 July 2013; and to restate for the effects of other voluntary changes in accounting policy.

The following notes and definitions are applicable to the tables disclosed in subsequent pages:

•	Revenue is based on Group realised prices.

•	Underlying EBIT is defined as earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairments (D&A).

•	Group level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation for equity accounted investments.

•	Within each business table, asset level information for equity accounted investments is reported on a proportionate consolidation basis (with the exception of net operating assets).

•	The statutory adjustment in each business table reconciles the proportionately consolidated business total to the statutory result.

•	Net operating assets represent operating assets net of operating liabilities and predominantly exclude cash balances, interest bearing liabilities and deferred tax balances. Net operating assets of equity accounted entities represent the balance of the Groups’ investment in equity accounted entities, and therefore include cash balances, interest bearing liabilities and deferred tax balances.

•	Capex includes accrued capital expenditure and excludes capitalised interest and capitalised exploration.

•	Other, as disclosed within each business, predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations, where applicable.

BHP Billiton republished supplementary financial information

BHP Billiton Group

Year ended 30 June 2013 (Republished) US$ million	Revenue (1)	Underlying EBIT (1) (2)	Exceptional items	Profit from operations	Net operating assets	Capex (3)	Exploration gross (4)	Exploration to profit (5)
Petroleum and Potash	13,224	5,636	1,273	6,909	37,525	7,730	764	709
Copper	14,537	5,639	355	5,994	20,074	3,687	274	274
Iron Ore	18,593	11,109	(827)	10,282	22,126	5,732	217	74
Coal	9,895	595	(79)	516	13,225	3,508	39	39
Aluminium, Manganese and Nickel	9,278	158	(3,923)	(3,765)	8,809	762	57	53
Group and unallocated items (6)	502	(207)	1,273	1,066	328	120	—	—
Inter-segment adjustment	(76)	—	—	—	—	—	—	—

BHP Billiton Group	65,953	22,930	(1,928)	21,002	102,087	21,539	1,351	1,149

Half year ended 31 December 2012 (Republished) US$ million	Revenue (1)	Underlying EBIT (1) (2)	Exceptional items	Profit from operations	Net operating assets	Capex (3)	Exploration gross (4)	Exploration to profit (5)
Petroleum and Potash	6,658	2,985	—	2,985	35,861	3,639	381	446
Copper	7,347	3,089	336	3,425	19,431	1,789	124	124
Iron Ore	8,374	4,792	(736)	4,056	20,214	3,130	129	41
Coal	4,941	79	(79)	—	11,856	1,804	24	24
Aluminium, Manganese and Nickel	4,497	(108)	(3,397)	(3,505)	9,879	441	26	23
Group and unallocated items (6)	288	(64)	1,073	1,009	626	11	—	—
Inter-segment adjustment	(39)	—	—	—	—	—	—	—

BHP Billiton Group	32,066	10,773	(2,803)	7,970	97,867	10,814	684	658

(1)	Total third party revenue for the Group is US$2,886 million and EBIT is US$127 million at 30 June 2013 (31 December 2012: US$1,580 million and US$62 million).
(2)	Underlying EBIT includes net finance costs of US$24 million and taxation expenses of US$616 million for equity accounted investments at 30 June 2013 (31 December 2012: net finance costs of US$10 million and taxation expense of US$364 million).
(3)	Capex in aggregate comprises US$18,287 million growth and US$3,252 million other at 30 June 2013 (31 December 2012: US$9,075 million growth and US$1,739 million other).
(4)	Includes US$304 million capitalised exploration at 30 June 2013 (31 December 2012: US$123 million).
(5)	Includes US$102 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) at 30 June 2013 (31 December 2012: US$97 million).
(6)	Includes the Group’s diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group’s transport and logistics operations.

BHP Billiton republished supplementary financial information

Petroleum and Potash

Year ended 30 June 2013 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Bass Strait	1,921	1,564	119	1,445	2,834	457
North West Shelf	2,578	1,913	234	1,679	1,880	218
Atlantis	853	710	147	563	2,166	391
Shenzi	1,614	1,519	283	1,236	1,524	265
Mad Dog	276	233	98	135	420	121
Onshore US	2,987	1,508	1,795	(287)	25,019	4,816
Algeria	533	460	18	442	90	24
UK	244	95	46	49	45	8
Exploration	—	(522)	230	(752)	529	—
Other (5) (6)	2,032	1,746	282	1,464	1,973	772

Total Petroleum	13,038	9,226	3,252	5,974	36,480	7,072	675	620

Potash	—	(309)	25	(334)	1,758	658	89	89
Other (7)	18	(15)	—	(15)	(713)	—	—	—

Total Petroleum and Potash from Group production	13,056	8,902	3,277	5,625	37,525	7,730	764	709

Third party products	175	11	—	11	—	—

Total Petroleum and Potash	13,231	8,913	3,277	5,636	37,525	7,730	764	709

Statutory adjustments (8)	(7)	(3)	(3)	—	—	—	—	—

Total Petroleum and Potash statutory result	13,224	8,910	3,274	5,636	37,525	7,730	764	709

Half year ended 31 December 2012 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Bass Strait	1,033	851	64	787	2,627	267
North West Shelf	1,375	1,034	131	903	2,091	146
Atlantis	411	331	63	268	1,494	207
Shenzi	837	771	157	614	1,485	58
Mad Dog	132	120	6	114	336	69
Onshore US	1,323	663	810	(147)	24,587	2,071
Algeria	267	216	9	207	150	10
UK	119	50	14	36	(48)	4
Exploration	—	(276)	131	(407)	769	—
Other (5) (6)	1,112	980	198	782	1,640	426

Total Petroleum	6,609	4,740	1,583	3,157	35,131	3,258	308	373

Potash	—	(154)	5	(159)	1,500	381	73	73
Other (7)	7	(17)	—	(17)	(770)	—	—	—

Total Petroleum and Potash from Group production	6,616	4,569	1,588	2,981	35,861	3,639	381	446

Third party products	45	4	—	4	—	—

Total Petroleum and Potash	6,661	4,573	1,588	2,985	35,861	3,639	381	446

Statutory adjustments (8)	(3)	(2)	(2)	—	—	—	—	—

Total Petroleum and Potash statutory result	6,658	4,571	1,586	2,985	35,861	3,639	381	446

BHP Billiton republished supplementary financial information

(1)	Petroleum revenue from Group production at 30 June 2013 includes: crude oil US$7,604 million (31 December 2012: US$3,746 million), natural gas US$2,842 million (31 December 2012: US$1,396 million), LNG US$1,686 million (31 December 2012: US$907 million), NGL US$823 million (31 December 2012: US$403 million) and other US$76 million (31 December 2012: US$154 million).
(2)	Capex in aggregate at 30 June 2013 comprises Petroleum US$6,926 million growth and US$146 million other (31 December 2012: US$3,193 million growth and US$65 million other) and Potash US$646 million growth and US$12 million other (31 December 2012: US$381 million growth and US$ nil million other).
(3)	Includes US$153 million of Petroleum capitalised exploration at 30 June 2013 (31 December 2012: US$32 million).
(4)	Includes US$98 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) at 30 June 2013 (31 December 2012: US$97 million).
(5)	Includes the following fields – Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis and Pakistan. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments.
(6)	Includes an unrealised loss of US$84 million related to Angostura embedded derivative at 30 June 2013 (31 December 2012: US$9 million unrealised loss).
(7)	Includes closed mining and smelting operations in Canada and the United States.
(8)	Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline.

BHP Billiton republished supplementary financial information

Copper

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (1)	Exploration gross	Exploration to profit
Escondida (2)	8,596	5,175	649	4,526	9,450	2,853
Pampa Norte (3)	1,913	841	291	550	2,643	352
Antamina (4)	1,295	901	80	821	1,311	326
Cannington	1,365	646	40	606	206	35
Olympic Dam	1,873	245	249	(4)	6,418	225
Other (4) (5)	90	(554)	19	(573)	46	226

Total Copper from Group production	15,132	7,254	1,328	5,926	20,074	4,017

Third party products	700	3	—	3	—	—

Total Copper	15,832	7,257	1,328	5,929	20,074	4,017	277	277

Statutory adjustments (6)	(1,295)	(372)	(82)	(290)	—	(330)	(3)	(3)

Total Copper statutory result	14,537	6,885	1,246	5,639	20,074	3,687	274	274

Half year ended 31 December 2012 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (1)	Exploration gross	Exploration to profit
Escondida (2)	4,457	2,748	247	2,501	8,737	1,212
Pampa Norte (3)	861	386	112	274	2,612	179
Antamina (4)	795	582	42	540	1,292	178
Cannington	716	334	17	317	240	10
Olympic Dam	859	53	119	(66)	6,564	161
Other (4) (5)	25	(289)	4	(293)	(14)	226

Total Copper from Group production	7,713	3,814	541	3,273	19,431	1,966

Third party products	429	3	—	3	—	—

Total Copper	8,142	3,817	541	3,276	19,431	1,966	126	126

Statutory adjustments (6)	(795)	(230)	(43)	(187)	—	(177)	(2)	(2)

Total Copper statutory result	7,347	3,587	498	3,089	19,431	1,789	124	124

(1)	Capex in aggregate comprises US$2,167 million growth and US$1,520 million other at 30 June 2013 (31 December 2012: US$1,062 million growth and US$727 million other).
(2)	Escondida is consolidated under IFRS10 and reported on a 100% basis.
(3)	Includes Spence and Cerro Colorado.
(4)	Antamina and Resolution are equity accounted investments.
(5)	Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.
(6)	Includes statutory adjustments for Antamina and Resolution. Underlying EBIT includes taxation expense of US$290 million at 30 June 2013 (31 December 2012: taxation expense of US$187 million).

BHP Billiton republished supplementary financial information

Iron Ore

Year ended 30 June 2013 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit
Western Australia
Iron Ore	18,452	11,668	1,004	10,664	21,074	5,732
Samarco (4)	1,622	811	61	750	1,037	772
Other	—	(84)	—	(84)	15	—

Total Iron Ore from Group production	20,074	12,395	1,065	11,330	22,126	6,504

Third party products (5)	141	31	—	31	—	—

Total Iron Ore	20,215	12,426	1,065	11,361	22,126	6,504	217	74

Statutory adjustments (6)	(1,622)	(313)	(61)	(252)	—	(772)	—	—

Total Iron Ore statutory result	18,593	12,113	1,004	11,109	22,126	5,732	217	74

Half year ended 31 December 2012 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit
Western Australia
Iron Ore	8,309	5,021	409	4,612	19,332	3,130
Samarco (4)	792	390	30	360	885	468
Other	—	(52)	—	(52)	(3)	—

Total Iron Ore from Group production	9,101	5,359	439	4,920	20,214	3,598

Third party products (5)	65	14	—	14	—	—

Total Iron Ore	9,166	5,373	439	4,934	20,214	3,598	129	41

Statutory adjustments (6)	(792)	(172)	(30)	(142)	—	(468)	—	—

Total Iron Ore statutory result	8,374	5,201	409	4,792	20,214	3,130	129	41

(1)	Includes inter-segment revenue of US$55 million at 30 June 2013 (31 December 2012: US$29 million).
(2)	Capex in aggregate comprises US$5,601 million growth and US$131 million other at 30 June 2013 (31 December 2012: US$3,026 million growth and US$104 million other).
(3)	Includes US$143 million capitalised exploration at 30 June 2013 (31 December 2012: US$88 million).
(4)	Samarco is an equity accounted investment.
(5)	Includes Boodarie Iron sales of contracted gas purchases and US$15 million mark to market gain on an embedded derivative at 30 June 2013 (31 December 2012: US$6 million gain).
(6)	Includes statutory adjustments for Samarco. Underlying EBIT includes net finance costs of US$25 million and taxation expense of US$227 million at 30 June 2013 (31 December 2012: net finance costs of US$11 million and taxation expense of US$131 million).

BHP Billiton republished supplementary financial information

Coal

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (1)	Exploration gross	Exploration to profit
Queensland Coal	4,452	627	376	251	7,988	2,651
Illawarra	1,287	311	148	163	1,238	409
South Africa Coal	1,457	177	211	(34)	1,334	101
New Mexico	588	95	49	46	164	28
New South Wales
Energy Coal (2)	1,526	314	120	194	1,372	348
Colombia (2)	828	307	65	242	997	265
Other	—	(158)	2	(160)	111	85

Total Coal from Group production	10,138	1,673	971	702	13,204	3,887

Third party products	585	44	—	44	21	—

Total Coal	10,723	1,717	971	746	13,225	3,887	42	42

Statutory adjustments (3)	(828)	(237)	(86)	(151)	—	(379)	(3)	(3)

Total Coal statutory result	9,895	1,480	885	595	13,225	3,508	39	39

Half year ended 31 December 2012 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (1)	Exploration gross	Exploration to profit
Queensland Coal	2,125	78	166	(88)	6,807	1,355
Illawarra	692	115	72	43	1,087	185
South Africa Coal	770	98	106	(8)	1,407	50
New Mexico	303	46	23	23	203	16
New South Wales
Energy Coal (2)	758	132	56	76	1,326	229
Colombia (2)	455	178	31	147	935	140
Other	—	(66)	—	(66)	91	46

Total Coal from Group production	5,103	581	454	127	11,856	2,021

Third party products	293	18	—	18	—	—

Total Coal	5,396	599	454	145	11,856	2,021	25	25

Statutory adjustments (3)	(455)	(107)	(41)	(66)	—	(217)	(1)	(1)

Total Coal statutory result	4,941	492	413	79	11,856	1,804	24	24

(1)	Capex in aggregate comprises US$2,741 million growth and US$767 million other at 30 June 2013 (31 December 2012: US$1,303 million growth and US$501 million other).
(2)	Newcastle Coal Infrastructure Group and Colombia are equity accounted investments.
(3)	Includes statutory adjustments for Newcastle Coal Infrastructure Group and Colombia. Underlying EBIT includes net finance income of US$1 million and taxation expense of US$99 million at 30 June 2013 (31 December 2012: net finance income of US$1 million and taxation expense of US$46 million).

BHP Billiton republished supplementary financial information

Aluminium, Manganese and Nickel

Year ended 30 June 2013 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2) (3)	Exploration gross (4)	Exploration to profit (5)
Alumina	1,422	119	239	(120)	3,850	98
Aluminium	2,620	92	127	(35)	2,157	27
Intra-divisional adjustment	(638)	—	—	—	—	—

	3,404	211	366	(155)	6,007	125

Manganese	2,113	580	102	478	1,712	322
Nickel West	1,773	(104)	210	(314)	123	267
Cerro Matoso	803	235	79	156	955	44
Other	—	(45)	—	(45)	12	4

Total Aluminium, Manganese and Nickel from Group production	8,093	877	757	120	8,809	762

Third party products	1,185	38	—	38	—	—

Total Aluminium, Manganese and Nickel	9,278	915	757	158	8,809	762	57	53

Statutory adjustments	—	—	—	—	—	—	—	—

Total Aluminium, Manganese and Nickel statutory result	9,278	915	757	158	8,809	762	57	53

Half year ended 31 December 2012 (Republished) US$ million	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (2) (3)	Exploration gross (4)	Exploration to profit (5)
Alumina	649	14	143	(129)	3,967	47
Aluminium	1,274	25	64	(39)	2,349	10
Intra-divisional adjustment	(289)	—	—	—	—	—

	1,634	39	207	(168)	6,316	57

Manganese	977	225	48	177	1,660	182
Nickel West	782	(58)	147	(205)	913	172
Cerro Matoso	407	125	39	86	984	26
Other	—	(20)	—	(20)	6	4

Total Aluminium, Manganese and Nickel from Group production	3,800	311	441	(130)	9,879	441

Third party products	697	22	—	22	—	—

Total Aluminium, Manganese and Nickel	4,497	333	441	(108)	9,879	441	26	23

Statutory adjustments	—	—	—	—	—	—	—	—

Total Aluminium, Manganese and Nickel statutory result	4,497	333	441	(108)	9,879	441	26	23

(1)	Includes inter-segment revenue of US$20 million at 30 June 2013 (31 December 2012: US$9 million).
(2)	Capex in aggregate comprises US$206 million growth and US$556 million other at 30 June 2013 (31 December 2012: US$110 million growth and US$331 million other).
(3)	Capex includes US$4 million of expenditure in relation to centralising offices at 30 June 2013 (31 December 2012: US$4 million).
(4)	Includes US$8 million capitalised exploration at 30 June 2013 (31 December 2012: US$3 million).
(5)	Includes US$4 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) at 30 June 2013 (31 December 2012: US$ nil million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 22, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary